SingTel

05013642

5 December 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

PROCESSING
SEC MAIL RECEIVED DEC 29 2005 SECTION
203
WASH., D.C.

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 28 November 2005 to 2 December 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Dec-2005 16:45:26
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements.

Attachments:

App3B-301105-sgx.pdf
Total size = **337K**
(2048K size limit recommended)

Close Window

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 October 2005 598,268,852 Net transfers* 49,806,470 At 30 November 2005 548,462,382 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
548,462,382 (as at 30 November 2005)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,143,718,734 (as at 30 November 2005)	Unquoted ordinary shares (including 9,836,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		80,456,087 (as at 30 November 2005)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 December 2005

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 Holders of CUFS HELD IN SGT (1:1)

FPO / CUFS HELD IN SGT (1:1)

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	130,640,559	23.92
2	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	90,883,129	16.64
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	66,613,629	12.20
4	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	26,696,725	4.89
5	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	19,288,532	3.53
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	19,036,306	3.49
7	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	18,015,416	3.30
8	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	9,584,731	1.75
9	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	8,616,402	1.58
10	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	8,483,563	1.55
11	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	7,136,624	1.31
12	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	5,684,708	1.04
13	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	5,601,007	1.03
14	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC	5,290,758	0.97
15	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	5,197,890	0.95
16	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	4,700,000	0.86
17	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	3,600,000	0.66
18	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,480,311	0.64
19	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	3,341,884	0.61
20	PSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	2,358,462	0.43
Total		444,250,636	81.35

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Friday, December 02, 2005 4:46 PM

To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, December 02, 2005 4:45:26 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00024
Submission Date & Time :: 02-Dec-2005 16:44:08
Broadcast Date & Time :: 02-Dec-2005 16:45:26
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/12/2005

TIME: 19:39:50

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, December 02, 2005 4:40 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 289700.pdf

289700.pdf (91 KB)

ASX confirms the release to the market of Doc ID: 289700 as follows:
Release Time: 02-Dec-2005 19:39:44
ASX Code: SGT
File Name: 289700.pdf
Your Announcement Title: Top 20 Holders

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/12/2005

TIME: 19:37:39

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, December 02, 2005 4:38 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 289699.pdf

289699.pdf (248 KB)

ASX confirms the release to the market of Doc ID: 289699 as follows:
Release Time: 02-Dec-2005 19:37:34
ASX Code: SGT
File Name: 289699.pdf
Your Announcement Title: Appendix 3B

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Dec-2005 17:55:35
Announcement No.	00073

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Incorporation of Subsidiary - NCSI (Chengdu) Co., Ltd
Description	
Attachments:	329-sgx.pdf Total size = **70K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY
NCSI (CHENGDU) CO., LTD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that NCSI Holdings Pte Ltd ("NCSI Holdings"), an indirect wholly-owned subsidiary of SingTel, has incorporated a wholly-owned subsidiary known as NCSI (ChengDu) Co., Ltd. ("NCSI (ChengDu)").

NCSI (ChengDu) is a company incorporated in the People's Republic of China and has a registered capital of USD1,500,000. The principal activity of NCSI (ChengDu) is the provision of information technology ("IT") research and development and other IT-related services. The directors of NCSI (ChengDu) are Ms Chong Yoke Sin, Mr Tan Kah Hock Eddy and Mr Lai Kim Fatt.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Date : 1 December 2005

/E:ANNOUNCEMENT/2005/ann-chengdu.rtf/PP/fyy

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/12/2005

TIME: 08:27:48

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of subsidiary - NCSI (Chengdu) Co. Ltd

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Friday, December 02, 2005 5:28 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 289336.pdf

289336.pdf (70 KB)

ASX confirms the release to the market of Doc ID: 289336 as follows:
Release Time: 02-Dec-2005 08:27:45
ASX Code: SGT
File Name: 289336.pdf
Your Announcement Title: Incorporation of subsidiary - NCSI (Chengdu) Co., Ltd

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Nov-2005 06:46:38
Announcement No.	00001

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release on SingTel Streamlines its Organisation Structure to Focus on Three Key Businesses
Description	
Attachments:	ApptCEOs-NewsRelease.pdf Total size = **121K** (2048K size limit recommended)

Close Window

SingTel

News Release

SingTel streamlines its organisation structure to focus on three key businesses

Singapore, 28 November 2005 -- Singapore Telecommunications Limited (SingTel) today unveils a new organisation structure to leverage its key businesses to be the best communications group in Asia Pacific.

Two new leadership positions are created – CEO Singapore and CEO International. Mr Allen Lew, Managing Director of Optus Consumer, will return to Singapore in early 2006 to be CEO Singapore. His successor in Optus will be announced in due course. Ms Chua Sock Koong will lead the new International team while continuing in her current Group CFO role. Mr Paul O'Sullivan remains as CEO Optus.

These three executives will report to Mr Lee Hsien Yang, SingTel Group's President and CEO. With the new organisation structure, Mr Lee's title will be SingTel Group CEO. (Please refer to Annex 1 for the new organisation structure.)

The new organisation structure will be implemented in February 2006.

Mr Lee Hsien Yang said: "As SingTel gears up for the next phase of growth, how we deploy our talents is critical. The new organisation structure will strengthen our three key businesses – Singapore, Australia and international business."

Mr Allen Lew's appointment as CEO Singapore will further strengthen the leadership in Singapore. He will oversee Consumer, Corporate, and Global Businesses, and Networks. Mr Lew is returning to Singapore after spending about seven years overseas in various senior management positions. His first posting was to Advanced Info Service Public Company Ltd (AIS), SingTel's regional mobile associate. He was the COO of AIS for three years before being posted to Optus in late 2001, initially as the Managing Director of Optus Mobile.

The International portfolio comprises the key drivers of SingTel's international business - Strategic Investments and NCS, SingTel's IT business arm. The EVP Strategic Investments, CEO NCS and Group CIO will report to Ms Chua Sock Koong, who will continue to oversee Group Finance and Corporate Affairs. The International team will drive strategic acquisition and international business, and is responsible for SingTel's regional associates.

Separately, Mr Pat O'Sullivan, CFO Optus, has tendered his resignation and will be leaving in early 2006. He will be succeeded by Ms Jeann Low who will relinquish her role as EVP Strategic Investments in early 2006. Mr Lim Chuan Poh will succeed Ms Low as EVP Strategic Investments. Mr Lim will concurrently oversee Consumer Business while an exhaustive search for his replacement is in progress.

Mr Lim Toon, COO of SingTel, will retire in early 2006. A respected veteran of the telco industry, SingTel will leverage on Mr Lim's valuable experience to ensure a smooth transition into the new organisation structure.

Details of senior management biodata are available in SingTel's Annual Report 2004/2005. It can be downloaded from SingTel's website, www.singtel.com

Annex 1

SINGTEL ORGANISATION STRUCTURE
w.e.f. February 2006



Audit Committee
Group CEO
CEO Singapore
CEO Optus
CEO International / Group CFO
Group Director Human Resource
Vice President Audit
Consumer Business
Corporate Business
Global Business
Optus Consumer Business
Optus Business
Optus Small Medium Business
Optus Wholesale & Satellite
Networks
Support Units
Support Units
Strategic Investments
NCS
Group Information Systems
Group Finance
Corporate Affairs
Support Units

Lorinda Leung

From: Lim Li Ching
Sent: Monday, November 28, 2005 6:47 AM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%
SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, November 28, 2005 6:46:38 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00001
Submission Date & Time :: 28-Nov-2005 06:45:45
Broadcast Date & Time :: 28-Nov-2005 06:46:38
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2005

TIME: 10:00:46

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Streamlines organisation structure

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, November 28, 2005 7:01 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 287005.pdf

287005.pdf (120 KB)

ASX confirms the release to the market of Doc ID: 287005 as follows:
Release Time: 28-Nov-2005 10:00:30
ASX Code: SGT
)ile Name: 287005.pdf
Your Announcement Title: SingTel streamlines its organisation structure to focus on t

Print this page

Announcement of Appointment of Chief Executive Officer *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Nov-2005 06:49:55
Announcement No.	00002

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-02-2006
Name *	Lew Yoong Keong Allen
Age *	50
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	Executive Responsible for day-to-day activities and full P&L of Singapore Operations. Singapore Operations comprise the following units : - Consumer Business - Corporate Business - Global Business - Networks
Job Title	Chief Executive Officer Singapore
Working experience and occupation(s) during the past 10 years *	1/5/05 - Present Managing Director – Consumer Business, Optus 1/12/01 – 30/4/05 Managing Director – Mobile, Optus 15/3/99 – 30/11/01 Chief Operating Officer (Advanced Info Service Public Company Limited, Bangkok), on secondment 1/10/95 – 14/3/99 Chief Operating Officer (Singapore Telecom International Pte Ltd) Concurrently Deputy Managing Director (International Fixed Network), SingTel
Interest * in the listed issuer and	

its subsidiaries *	159,190 shares He is deemed to be interested in an aggregate of up to 1,584,701 ordinary shares in Singapore Telecommunications Limited ("SingTel") awarded to him pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

Conflict of interest *	None

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Advanced Info Service Public Company Limited Advanced Paging Company Limited Advanced Wireless Marketing Company Limited Data Network Solutions Company Limited Advanced DataNetwork Communications Co., Ltd Shin Digital Company Limited Digital Phone Company Limited Sibalo Pty Limited Virgin Mobile (Australia) Pty Limited Simplus Mobile Pty Limited
Present	Virgin Mobile (Australia) Services Pty Limited AUSSAT Finance Limited UECOMM Limited SingTel Optus Pty Limited (Alternate Director) Bridge Mobile Pte Ltd

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings	• No

	(including any pending criminal proceedings which he is aware of) for such purpose?	
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes	

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Monday, November 28, 2005 6:50 AM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: ANNOUNCEMENT OF APPOINTMENT

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, November 28, 2005 6:49:55 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: ANNOUNCEMENT OF APPOINTMENT
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: ANNOUNCEMENT OF APPOINTMENT
Announcement No. :: 00002
Submission Date & Time :: 28-Nov-2005 06:49:13
Broadcast Date & Time :: 28-Nov-2005 06:49:55
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full ann! ouncement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2005

TIME: 10:08:08

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Chief Executive Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, November 28, 2005 7:08 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 287021.pdf

287021.pdf (178 KB)

ASX confirms the release to the market of Doc ID: 287021 as follows:
Release Time: 28-Nov-2005 10:08:02
ASX Code: SGT
File Name: 287021.pdf
Your Announcement Title: Appointment of Chief Executive Officer

SEC File No: 82-3622

Print this page

Announcement of Appointment of Chief Executive Officer *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Nov-2005 06:52:40
Announcement No.	00003

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-02-2006
Name *	Chua Sock Koong
Age *	48
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	Executive Responsible for International Business, Group Finance and Corporate Affairs, which comprise the following units : - Strategic Investments - National Computer Systems - Group Information Systems - Group Finance - Corporate Affairs (Corporate Communciations, Corporate Development, Investor Relations, Legal & Secretariat, Regulatory and Interconnect Strategy, Tax Planning & Compliance, Treasury)
Job Title	CEO International / Group Chief Financial Officer
Working experience and occupation(s) during the past 10 years *	1/4/99 - Present Chief Financial Officer, SingTel 1/7/95 - 31/3/99 Senior Vice President (Corporate Affairs & Finance), SingTel

Interest * in the listed issuer and its subsidiaries *	1,396,800 shares She is deemed to be interested in 15,962,815 shares in Singapore Telecommunications Limited* * Note: The deemed interest of 15,962,815 shares includes: (i) 13,747,302 ordinary shares held by Dexia Trust Services Singapore

	Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust; (ii) 29,606 ordinary shares held by the spouse of Chua Sock Koong; and (iii) an aggregate of up to 2,185,907 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest *	None

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Singapore Telecom Korea Limited SingTel (Netherlands Antilles) Pte NV SingTel Global Services Pte Ltd Singapore Telecom Europe Limited Belgacom S.A. ICO Investment (Singapore) Pte Ltd Sesami.com Pte Ltd Sesami (Singapore) Pte Ltd C2C AsiaPac Pte Ltd C2C Holdings Pte Ltd C2C Pte Ltd Shin Corporation Public Company Limited SingTel Australia Investment Ltd (Alternate Director) Advanced Contact Center Co., Ltd.
Present	Board Member, JTC Corporation Singapore Telecom International Pte Ltd SingaSat Pte Ltd SingTel Investments Private Limited SingTel (Jersey) Pte Ltd ADSB Telecommunications BV Singapore Telecom ADSB (Netherlands Antilles) N.V. SingTel ADSB (Netherlands) B.V. Telecom Equipment Pte Ltd SingTel Interactive Pte. Ltd. STEL Information Technology (Shanghai) Co. Ltd. KA Land Pte Ltd SingTel EInvestments Pte Ltd SingTelSat Pte Ltd SingTel Asian Investments Pte Ltd SingTel Ventures (Cayman) Pte Ltd Singapore Telecom Mobile Pte Ltd Singapore Telecom Paging Pte Ltd SingTel Ventures (Singapore) Pte Ltd SingNet Pte Ltd NCS Pte. Ltd.

	SingTel Strategic Investments Pte Ltd InfoCom Holding Company Pte Ltd Singapore Telecom Australia Investments Pty Limited Bharti Tele-Ventures Limited Pastel Limited SingTel Optus Pty Limited Bharti Telecom Limited Viridian Limited New Century InfoComm Tech Co., Ltd

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of	• No

	any corporation?	
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Monday, November 28, 2005 6:53 AM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: ANNOUNCEMENT OF APPOINTMENT

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, November 28, 2005 6:52:40 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: ANNOUNCEMENT OF APPOINTMENT
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: ANNOUNCEMENT OF APPOINTMENT
Announcement No. :: 00003
Submission Date & Time :: 28-Nov-2005 06:52:02
Broadcast Date & Time :: 28-Nov-2005 06:52:40
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full ann! ouncement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2005

TIME: 10:10:45

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Chief Executive Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, November 28, 2005 7:11 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 287025.pdf

287025.pdf (214 KB)

ASX confirms the release to the market of Doc ID: 287025 as follows:
Release Time: 28-Nov-2005 10:10:45
ASX Code: SGT
File Name: 287025.pdf
Your Announcement Title: Appointment of Chief Executive Officer